Exhibit 18.1

February 25, 2011

Alpha Natural Resources, Inc.
Abingdon, Virginia

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Alpha Natural Resources, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and have reported thereon under date of February 25, 2011. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended December 31, 2010. As stated in Note 2 to those consolidated financial statements, the Company changed its goodwill impairment testing date from August 31 to October 31.  The Company states that the newly adopted accounting principle is preferable in the circumstances because it allows the Company to more closely align the impairment testing date with the Company’s long-range planning and forecasting process.  In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP